“Nanotechnology-Enabled Targeted Viricides” A Publicly Traded Issuer, “NNVC” www.nanoviricides.com

April 9 2024

Division of Corporation Finance, Office of Life Sciences

United States Securities and Exchange Commission

Washington DC 20549

Re: NanoViricides, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023 Filed October 13, 2023
File No. 001-36081

Ladies and Gentlemen:

Please be advised that the undersigned is the duly-appointed Chief Financial Officer of NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Annual Report on Form 10-K, filed on October 13, 2023 (the “Form 10-K”) provided in your letter dated February 13, 2024 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of the Form 10-K filed on October 13, 2023. Our responses follow the text of each comment, which we have reproduced below for your convenience.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 1: Business – The NanoViricide Platform Technology in Brief, page 5

1.	We note disclosure throughout your annual report claiming your product candidates are "safe" or "effective." Please revise future filings to remove any statements implying that your candidates are or will be safe or effective, as such conclusions are within the sole authority of the FDA and comparable foreign regulators. For example, on page 8 you state that NV-387 was "highly effective" against a lethal RSV infection and you state on page 11 that NV-387 was found to be "statistically effective" in multiple unrelated coronaviruses in cell culture studies. Disclosure on page 25 also claims that NV-387 was found to be "safe" in preclinical studies. These examples are not intended to be exhaustive. In future filings, please remove these statements, and any others like them. You may present the objective data resulting from your preclinical studies and clinical trials without concluding as to safety or efficacy.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

The process of drug development goes through a long stage of drug discovery and optimization followed by entry into regulatory studies.

Until recently, NanoViricides has been engaged in the drug discovery and optimization stages. In 2019 we had completed what we believe was sufficient preclinical non-GLP (US FDA’s Good Laboratory Practice requirement) and GLP regulatory safety toxicology studies information for our first regulatory drug candidate, NV-HHV-101 (now labeled NV-HHV-1). In 2020 we undertook and completed drug discovery and optimization of our now regulatory-stage COVID treatment drug candidate, NV-CoV-2. Subsequently, we completed the required regulatory safety toxicology studies for NV-CoV-2 to enter clinical trials.

The preclinical package of safety and tolerability as well as preclinical pharmacodynamics and pharmacokinetics including effectiveness in limiting coronavirus infection in cell cultures and animal models was submitted by our collaborator, licensee, and drug sponsor in India, Karveer Meditech Pvt. Ltd., to the Central Drugs Standard Control Organization (“CDSCO”), a regulatory body in India, in a Clinical Trial Application (“CTA”) in October 2022. Upon evaluation of the CTA, CDSCO approved our Phase 1a/1b clinical trial plan and provided us approval to proceed to execute the clinical trial at the end of January 2023. The clinical trial started in India around June 2023.

The very fact that a reputable regulatory body such as CDSCO allowed us to enter into a clinical trial is indicative that the drug candidate was deemed to be sufficiently safe and effective for humans. Of note, India follows the ICH process for harmonizing clinical trials and regulatory approvals. It is noteworthy that different regulatory authorities have differences in data requirements, data formatting, data handling, and details of information required.

The fact that NV-CoV-2 was permitted to enter clinical trials does not mean that the safety and efficacy of the drugs has passed the post-clinical review of the regulatory authority, and we have made no statements to that effect.

All of our other candidates are preclinical stage, which is clearly indicated throughout our report. At preclinical stage, it is customary of research scientists and research reports such as peer-reviewed publications to evaluate and comment on the safety and effectiveness of a drug candidate based on non-clinical data. The statements of safety and/or efficacy are qualified in these reports by the models and methods employed. Our disclosures, while of a summarizing nature of necessity, clearly disclose when we make statements regarding safety or efficacy regarding what model or study the conclusion is based on.

In all of our disclosures throughout our reports with the Commission, including the Form 10-K, it is clearly disclosed that we are reporting about such experiments. We have not made any reference that this data has been evaluated by any regulatory agency. As noted above, NV-CoV-2 is in a clinical trial after relevant evaluation by CDSCO for preclinical demonstration of safety and effectiveness that it agreed with.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

We believe that our disclosures are scientifically accurate and that they are not misleading. We believe that we have clearly defined what our preclinical studies were and what conclusions we have drawn from them. Where we believe that the data is sufficiently strong to enable regulatory development of a candidate, we have stated such drug product candidates to be ready for regulatory studies (“IND-enabled” as in NV-HHV-1). Where we have demonstrated that our drug candidates showed superior safety and/or efficacy in direct comparison with existing drugs in our models or studies, we have reported the same.

We respectfully note that the final determination of safety and efficacy of a product candidate for commercial use in an authorized domain is the sole authority of the drug regulatory authority in that domain, such as the FDA, CDSCO India, EMA Europe, MHRA UK, PMDA Japan, and others.

We respectfully note that as described above, our use of the phrases related to safety or efficacy were appropriately qualified in the reported filing and did not imply an evaluation by or finding by a regulatory authority.

Nevertheless, the Issuer respectfully acknowledges the Staff’s comment and will revise future filings to ensure that it does not make statements implying that our candidates are or will be safe or effective for commercial use in any unspecified authority domain(s) unless so evaluated by applicable regulatory authority.

Licenses from TheraCour, page 15

2.	In future filings, please clearly and prominently disclose the royalty rates, or royalty ranges not exceeding ten percentage points, for the licensing agreements you have entered into with TheraCour Pharma, Inc. Please also clearly and prominently disclose the aggregate amounts paid to TheraCour under these agreements as well as the amount and nature of any potential future milestone payments.

The Issuer respectfully acknowledges the Staff’s comment and in future filings we will clearly and prominently disclose the royalty rates, or royalty ranges not exceeding ten percentage points, for the licensing agreements we have entered into with TheraCour Pharma, Inc. (“TheraCour”). We will also clearly and prominently disclose the aggregate amounts paid to TheraCour under these agreements as well as the amount and nature of any potential future milestone payments. Please note as of the date hereof, no royalty payments were due, and none have been paid to TheraCour.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

Out-Licensing to Karveer Meditech Private Limited, India, page 18

3.	Please further discuss the material terms of your collaboration agreement with Karveer Meditech Private Limited for your NV-CoV-2 candidate in future filings. Your revisions should include a discussion of any upfront payments paid or received, aggregate amounts paid or received to date under this agreement and any term and termination provisions.

The Issuer respectfully acknowledges the Staff’s comment and in future filings we will further discuss the material terms of our collaboration agreement with Karveer Meditech Private Limited for our NV-CoV-2 candidate. Our revisions will include a discussion of any upfront payments paid or received, aggregate amounts paid or received to date under this agreement and any term and termination provisions.

Financial Statements

Note 4. Related Party Transactions, page F-13

4.	You disclosed multiple related party transactions with TheraCour Pharma, Inc. (TheraCour) here and elsewhere in the filing. Please address the following:
•	Provide your analysis under ASC 810-10 in determining whether TheraCour is a variable interest entity (VIE), including whether the entity has sufficient equity at risk to finance its activities without additional subordinated financial support.
•	To the extent that TheraCour is determined to be a VIE, provide your analysis under ASC 810-10 supporting your determination that you do not have a controlling financial interest in the VIE. Address the following as part of your response:
o	Identify the activities of TheraCour that most significantly impact its economic performance and explain how you determined that you do not have the power to direct such activities and therefore do not hold a controlling financial interest.
o	With respect to the 90% TheraCour capital stock held by your CEO, provide an analysis under ASC 810-10-25-42 and 25-43.
•	Confirm that you will revise your future filings to provide the VIE-specific disclosures required by ASC 810-10-50, to the extent applicable.

The Issuer evaluated the guidance in ASC 810-10 and based on that guidance, understands that the Issuer would first assess if it has a variable interest in TheraCour before assessing if TheraCour is a variable interest entity (VIE). If the Issuer does not have a variable interest in TheraCour, then there is no need to assess if TheraCour is a variable interest entity and the VIE-specific consolidation and disclosure provisions of ASC 810-10 do not apply. Based on this evaluation, the Issuer has arrived at the conclusion that it does not have a variable interest in TheraCour and therefore does not need to determine whether TheraCour is a variable interest entity or provide VIE-specific disclosures.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

The Issuer evaluates whether it has a variable interest in TheraCour on a quarterly basis. Since we have continued to arrive at the same conclusion, that the Issuer does not have a variable interest in TheraCour, no further analysis is required, and no VIE-specific disclosure is required.

Background

The Issuer (as Licensee) entered into license agreements with TheraCour (as Licensor) whereby the Issuer was granted exclusive licenses for technologies developed by TheraCour as related to various virus types. Under these license agreements, the Issuer pays to TheraCour research and development fees charged by TheraCour for services performed on behalf of the Issuer, milestone payments, and royalty payments. There were no royalty payments due or paid through the date of this response.

The Issuer has no debt or equity investment in TheraCour since inception of the license agreements through the date of this response.

Dr. Anil Diwan, Chairman, President, CEO and Director of the Issuer also serves as the CEO and Director of TheraCour, owning approximately 90% of the capital stock of TheraCour.

As of the date hereof, TheraCour owns 470,959 shares of the Issuer’s outstanding Common Stock (approximately 4.0% of the Issuer’s Common Stock) and 681,859 shares of the Issuer’s Series A Preferred Stock, which votes at the rate of 9.0 shares of Common Stock per each share of Series A Preferred Stock and is convertible into 3.5 shares of Common Stock only upon a change in control of the Issuer.

Dr. Diwan owns 106,479 shares of the Issuer’s Series A Preferred Stock, which votes at the rate of 9.0 shares of Common Stock per each share of Series A Preferred Stock and is convertible into 3.5 shares of Common Stock only upon a change in control of the Issuer. Dr. Diwan has no direct ownership interest in the Issuer’s Common Stock.

On July 19, 2023, the Issuer issued a convertible note to TheraCour as payment for a milestone award which TheraCour converted into shares of the Issuer’s Series A Preferred Stock on October 27, 2023. At time of conversion, TheraCour relieved the Issuer of its obligation to pay interest due of approximately $50,000 on the convertible note with no additional compensation.

On November 13, 2023, Dr. Diwan entered into a line of credit agreement whereby Dr. Diwan agreed to provide a standby line of credit to the Issuer in the maximum amount of $2,000,000. The Issuer has not drawn against the facility as of the date of this response.

ASC 810-10 Assessment

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

Is TheraCour a legal entity? Do the scope exceptions to consolidation guidance apply?

ASC 810-10-15-3 provides that all reporting entities should apply the guidance under ASC 810–Consolidation to determine whether and how to consolidate another entity. The Issuer concluded that TheraCour, a Connecticut corporation, is a legal entity, and that none of the scope exceptions to the consolidation guidance listed in ASC 810-10-15-12 or ASC 810-10-15-17 are applicable.

Does the Issuer have a variable interest in TheraCour?

A variable interest is a contractual, ownership, or other monetary interest in an entity whose value changes with changes in the fair value of the entity’s net assets. ASC 810-10-20 defines a Variable Interest (“VI”) as:

“The investments or other interests that will absorb portions of a variable interest entity's (VIE's) expected losses or receive portions of the entity's expected residual returns are called variable interests. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE's net assets exclusive of variable interests. Equity interests with or without voting rights are considered variable interests if the legal entity is a VIE and to the extent that the investment is at risk as described in paragraph 810-10-15-14. Paragraph 810-10-25-55 explains how to determine whether a variable interest in specified assets of a legal entity is a variable interest in the entity. Paragraphs 810-10-55-16 through 55-41 describe various types of variable interests and explain in general how they may affect the determination of the primary beneficiary of a VIE.”

PwC’s Guide – Consolidation (December 2023) (the “PwC Consolidation Guide”) provides the following examples in Section 3.3 of common arrangements that may be variable interests (based on the guidance in ASC 810-10-55-16 through 55-41). We considered the guidance in ASC 810-10-55-16 through 55-41 and these examples in our determination of whether the Issuer has a variable interest in TheraCour:

•  Equity securities – The Issuer does not own any equity securities issued by TheraCour.

•  Beneficial interests – TheraCour is not a securitization special purpose entity and does not issue any beneficial interests.

•  Debt instruments – The Issuer does not hold any debt instruments issued by TheraCour.

•  Guarantees – The Issuer has not guaranteed any obligations of TheraCour or provided indemnifications to TheraCour.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

•  Put Options – The Issuer does not hold any put options on assets or equity of TheraCour and has not written any put options on assets or equity of TheraCour.

•  Call options – The Issuer does not have any options to buy assets or equity of TheraCour.

•  Management contracts – The Issuer does not have a management contract with TheraCour and does not receive any fees from TheraCour.

•  Franchise Agreements – The Issuer and TheraCour are not in a franchisor/franchisee relationship.

•  Leases – The Issuer does not lease space to TheraCour. Although, TheraCour has a right to lease lab space when not in use by the Issuer (which has not occurred as of the date of this response).

•  Collaborative R&D Arrangements – The Issuer and TheraCour entered into license agreements, not collaborative R&D arrangements, whereby the Issuer pays TheraCour research and development fees charged by TheraCour for services performed on behalf of the Issuer, milestone payments, and royalty payments. See below “License, Royalties, and Other Similar Arrangements.”

•  Other Derivatives – The Issuer does not hold any derivatives in TheraCour, nor do they write any derivatives on TheraCour stock or assets.

•  Residual value guarantees – The Issuer does not guarantee the value of any TheraCour assets or liabilities.

•  Asset purchase options – The Issuer does not hold an asset purchase option on any TheraCour assets.

•  Forward Contracts – The Issuer does not enter into forward contracts with TheraCour to buy or sell assets.

•  License, Royalties, and Other Similar Arrangements – The Issuer (as Licensee) entered into license agreements with TheraCour (as Licensor) whereby the Issuer pays to TheraCour research and development fees charged by TheraCour for services performed on behalf of the Issuer, milestone payments, and royalty payments. The Issuer has not paid nor is it obligated to pay any royalties as of the date of this letter.

PwC’s Consolidation Guide, Section 3.3.7, states that generally, licenses, royalties and similar arrangements are linked to an entity’s performance indicators (e.g., revenue, EBITDA, etc). As a result, such contracts typically absorb variability from the perspective of the licensor (TheraCour, in this case) and create variability from the perspective of the licensee (the Issuer, in this case). For example, if a licensor earns a royalty payment from a technology license that it licensed to another entity based on that entity’s sales, then such an arrangement is a variable interest from the perspective of the licensor that absorbs variability in the licensee.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

Deloitte’s Life Sciences Industry Accounting Guide (March 2023) provides the following interpretive guidance in Section 5.3.2 supporting the above conclusion as related to identifying whether or not an entity has a variable interest in another entity as related specifically to licensing fees and royalties:

While there are many forms of variable interests, all variable interests will absorb portions of a VIE’s variability (changes in the fair value of the VIE’s net assets exclusive of variable interests) that the legal entity was designed to create. An interest that creates variability would not be considered a variable interest.

It is often simple to identify whether a contract or arrangement is a variable interest. A good rule of thumb is that most arrangements on the credit side of the balance sheet (e.g., equity and debt) are variable interests because they absorb variability as a result of the performance of the legal entity. However, identifying whether other arrangements (e.g., derivatives, leases, and decision-maker and other service-provider contracts) are variable interests can be more complex.

As a result, the FASB established a two-step “by-design” approach for the identification of variable interests. Under this approach as outlined in ASC 810-10-25-22, the reporting entity would (1) “[a]nalyze the nature of the risks in the legal entity” and (2) “[d]etermine the purpose(s) for which the legal entity was created and determine the variability (created by the risks identified in Step 1) the legal entity is designed to create and pass along to its interest holders.” The by-design principle is relevant because while a contract or arrangement may absorb certain variability from a legal entity, the contract or arrangement would generally not be a variable interest if the variability absorbed is related to a risk the legal entity was not “designed” to pass on to the interest holder.

Examples of Arrangements That Are Not Variable Interests	Illustrative Fact Patterns

Contingent payments made to a legal entity	Company E (the reporting entity; Issuer) enters into a license (or purchase) agreement with Company C to (1) continue the R&D of a phase I drug that had been under development by C before the agreement and (2) commercialize the drug when and if regulatory approval is received. In exchange for the drug’s achievement of milestones, such as FDA approval and the achievement of specified sales levels, E will make milestone payments and pay C royalties. Issuer E is not exposed to the variability in C and therefore does not possess a variable interest through its milestone or royalty payments drug when and if regulatory approval is received. In exchange for the drug’s achievement of milestones, such as FDA approval and the achievement of specified sales levels, E will make milestone payments and pay C royalties. Issuer E is not exposed to the variability in C and therefore does not possess a variable interest through its milestone or royalty payments

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

The Issuer (as Licensee) is not exposed to the variability in TheraCour (as Licensor) and therefore the license agreements do not represent variable interests in TheraCour. As such, based on the above analysis, the Issuer does not have an explicit variable interest in TheraCour.

We next considered whether the Issuer could have an implicit variable interest in TheraCour. ASC 810-10-25-51 defines an implicit variable interest as:

An implicit variable interest is an implied pecuniary interest in a VIE that changes with changes in the fair value of the VIE’s net assets exclusive of variable interests. Implicit variable interests may arise from transactions with related parties, as well as from transactions with unrelated parties.

ASC 810-10-25-52 through 25-54 provide the following additional guidance [emphasis added]:

52 The identification of explicit variable interests involves determining which contractual, ownership, or other pecuniary interests in a legal entity directly absorb or receive the variability of the legal entity. An implicit variable interest acts the same as an explicit variable interest except it involves the absorbing and (or) receiving of variability indirectly from the legal entity, rather than directly from the legal entity. Therefore, the identification of an implicit variable interest involves determining whether a reporting entity may be indirectly absorbing or receiving the variability of the legal entity. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. For example, an implicit variable interest may exist if the reporting entity can be required to protect a variable interest holder in a legal entity from absorbing losses incurred by the legal entity.

53 The significance of a reporting entity’s involvement or interest shall not be considered in determining whether the reporting entity holds an implicit variable interest in the legal entity. There are transactions in which a reporting entity has an interest in, or other involvement with, a VIE or potential VIE that is not considered a variable interest, and the reporting entity’s related party holds a variable interest in the same VIE or potential VIE. A reporting entity’s interest in, or other pecuniary involvement with, a VIE may take many different forms such as a lessee under a leasing arrangement or a party to a supply contract, service contract, or derivative contract.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

54 The reporting entity shall consider whether it holds an implicit variable interest in the VIE or potential VIE. The determination of whether an implicit variable interest exists shall be based on all facts and circumstances in determining whether the reporting entity may absorb variability of the VIE or potential VIE. A reporting entity that holds an implicit variable interest in a VIE and is a related party to other variable interest holders shall apply the guidance in paragraphs 810-10-25-42 through 25-44B to determine whether it is the primary beneficiary of the VIE. The guidance in paragraphs 810-10-25-49 through 25-54 applies to related parties as defined in paragraph 810-10-25-43. For example, the guidance in paragraphs 810-10-25-49 through 25-54 applies to any of the following situations: (a) A reporting entity and a VIE are under common control; (b) A reporting entity has an interest in, or other involvement with, a VIE and an officer of that reporting entity has a variable interest in the same VIE; (c) A reporting entity enters into a contractual arrangement with an unrelated third party that has a variable interest in a VIE and that arrangement establishes a related party relationship.

ASC 810-10-55-25 states that “guarantees of the value of the assets or liabilities of a VIE … (explicit or implicit) … are variable interests if they protect holders of other interests from suffering losses.”

Dr. Diwan is the Chairman, President, CEO and Director of the Issuer and therefore is a related party of the Issuer. Dr. Diwan has a variable interest in TheraCour by virtue of his equity holdings in the entity. However, the Issuer has no agreements with Dr. Diwan that in any way protect him from absorbing the variability of TheraCour (i.e., the Issuer is not required to protect Dr. Diwan from absorbing expected losses incurred by TheraCour). Even though Dr. Diwan is the CEO of both the Issuer and TheraCour, he does not control the Issuer, either through equity ownership or Board representation. Furthermore, the Issuer has procedures in place for evaluation of all transactions with TheraCour by (i) the Independent Board Members or (ii) the Audit Committee, or (iii) a Committee appointed by the Independent Board Members, depending upon the transaction context. The procedures include recusal by interested Members and also provide that such transactions require Board approval. Therefore Dr. Diwan cannot force such transactions that result in the Issuer absorbing any losses of TheraCour.  Additionally, the Issuer does not have any decision-making authority over TheraCour.

Based on the above analysis, the Issuer concluded that it does not have an implicit variable interest in TheraCour.

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com

The Issuer concluded since it does not have an explicit or implicit variable interest in TheraCour, the Issuer does not need to determine whether TheraCour is a variable interest entity nor is required to apply the VIE-specific consolidation and disclosure provisions of ASC 810-10.

The Issuer confirms that, should our analysis in the future result in a finding that the Issuer has a variable interest in TheraCour, then the Issuer will perform an assessment to determine whether TheraCour is a variable interest entity and if so, provide the VIE-specific disclosures required by ASC 810-10-50, to the extent applicable.

Note 9. Equity Transactions, Page F-16

5.	Please expand your future filings to provide a detailed description of the key terms for your Series A preferred stock, including but not limited to their liquidation preferences, if applicable, as required under ASC 505-10-50.

The Issuer respectfully acknowledges the Staff’s comment. In future filings, we will provide a detailed description of the key terms for our Series A preferred stock, including but not limited to their liquidation preferences, if applicable, as required under ASC 505-10-50.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Meeta Vyas, CFO

Meeta Vyas, CFO

1 Controls Drive, Shelton, CT 06484. Email: info@nanoviricides.com